PEN INTERCONNECT, INC.
                              2351 SOUTH 2300 WEST
                           SALT LAKE CITY, UTAH 84119
                                 (801) 973-6090
April 28, 1998



Attn: K. Fielder, Esq.
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Pen Interconnect, Inc.
         Registration Statement No. 333-29927

Dear Mr. Fielder:

Pen Interconnect, Inc. hereby withdraws Post-effective Amendment No. 2 to its above-referenced registration statement on Form S-3 which was filed April 27, 1998. Note that Post-effective Amendment No. 2 was inadvertently filed with the EDGAR code for a Pre-effective amendment instead of the correct EDGAR code POS AM. In processing the withdrawal of Post-effective Amendment No. 2, we request that care be taken to assure that the effectiveness of the original registration statement and Post-effective Amendment No. 1 remains in effect.

If you have any questions regarding the foregoing, please feel free to contact the undersigned or our counsel, James Lucas, at (212) 697-6464.

Very truly yours,

Pen Interconnect, Inc.

By:      /s/ Dennis C. Ellis
         Dennis C. Ellis, CFO

DCE/aa

cc:      James W. Lucas, Esq.